TRAVELERS SERIES FUND INC.
388 Greenwich Street
New York, New York 10013


December 30, 1996


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Travelers Series Fund Inc. - CIK No. 0000919557
	(the Registrant); Request for Withdrawal of Amendment to Registration Statement on
	Form N-1A;
	File No. 33-75644


Ladies and Gentlemen;

We request the withdrawal of Post-Effective Amendment No. 5 to Form N-1A under the File No. 33-75644 pursuant to Rule 477 (a) under the Securities Act of 1933, as amended. We are requesting the withdrawal because an error made by our office resulted in the filing being incomplete.

The filing was accepted by the Securities and Exchange Commission on December 23, 1996 under the 1933 Act N-1A File Number (Accession Number 0000091155-96-000548). We would like to withdraw this Amendment from the N-1A File List of the Registrant.


Sincerely,

/s/ Michael Kocur
(Michael Kocur)

Assistant General Counsel